

Mail Stop 3720

May 31, 2006

Frank A. Cassou
Executive Vice President
NextWave Wireless LLOC
12670 High Bluff Drive
San Diego, CA 92130

> **RE: NextWave Wireless LLC**
> **Registration Statement on Form 10**
> **Filed May 1, 2006**
> **File No. 0-51958**

Dear Mr. Cassou:

We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form 10 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   According to disclosure in your Form 10, management expects to obtain written consents from a majority of the holders of the company's limited liability interests, after which the limited liability interests will convert into shares of common stock and the company will become a Delaware corporation. In your response letter, please explain why you do not intend to register the issuance of the common stock to your existing security holders, and tell us whether you believe an exemption or exemptions from registration will be available for the issuance of the shares upon the conversion. If you are relying upon an exemption from registration, please identify the specific exemption and apply it to the facts

of this case. Finally, clarify in your response to this comment why you believe
that, upon conversion of the LLC interests into common stock, the shares of
common stock not held by affiliates of the company will be freely tradable.

2.   We note that you include industry research for estimated growth data and other
figures cited throughout the document, such as those provided by the Yankee
Group. Please provide us with marked copies of any materials that support these
and other third party statements, clearly cross-referencing a statement with the
underlying factual support. Confirm for us that these documents are publicly
available. Also tell us whether any of these reports have been prepared
specifically for this filing.

Summary, page 1

General

3.   Please revise to decrease the length of your summary. Your summary should
provide a clear, concise, balanced, and accurate description of the most material
aspects of your business plans and your prior operating history. Much of the
disclosure you currently include is too detailed for the summary and is repeated
verbatim in the business section. For example, consider eliminating or
substantially reducing the extensive discussion of your business strengths and
strategy, which is more appropriate for your business section. Also consider
reducing the description of the company to a couple of paragraphs summarizing
your current business operations and plans for the future. In addition, summarize
your lack of operating revenues other than through PacketVideo, a company you
acquired relatively recently, and to summarize your other recent acquisitions, such
as your purchase of CYGNUS, Inquam Broadband Limited, and "a company that
provides enhanced data services" (page 50), as well as your acquisition of part of
Hughes Systique.

4.   Provide support for your statement that PacketVideo is "one of the world's
leading providers of embedded multimedia software…," especially in light of the
significant competition PacketVideo faces from companies such as QUALCOMM
in offering products such as your embedded software. Also provide us with
objective support for your assertion that your network design and operations team
is "proven," or delete this term.

5.   We remind you that your summary should present a balanced picture of your
operations. Accordingly, please disclose in your summary your recent
emergence from Chapter 11, as well as the degree to which the initial cash
contribution of $550 million has diminished as a result of increased debt and the
acquisition of PacketVideo, Inquam Broadband, and an interest in Hughes
Systique. In addition, considering the risks faced by PacketVideo in competing

with cellular phone manufacturers' internal efforts to develop embedded 3G and 4G compatible software, briefly discuss the significant competition your company faces not only with regard to your existing revenue stream, but also in terms of the revenues you plan to generate via the sale of your planned WiMAX products and services. Furthermore, summarize the significant investment that will be required to develop your WiMAX products and technologies.

6.   Your document is difficult to understand due to your reliance on defined terms, acronyms and industry jargon. Please generally revise your registration statement to eliminate technical and business jargon from the summary and risk factors sections and to reduce the amount of jargon throughout the rest of the Form 10. For example, the first time your document references terms such as "radio access network," "local area network," "network solutions," "advanced IP core network," or "advanced back-office system solutions," the disclosure should clearly define the meaning of those terms so that an ordinary investor would understand their importance.

In addition, please avoid using abbreviations that are for the benefit of the drafter, such as using "QoS" as an abbreviation of "quality of service," or using "NSG" as an abbreviation for your Network Solutions Group.

Competitive Strengths, page 3

7.   Disclose that many of your licenses, including most of the licenses that will allow you to offer services in the New York City metropolitan area, are leased from third parties. Disclose the duration of those leases, and whether those leases give your company the exclusive right to use that spectrum. Furthermore, clarify whether those licenses that you own have been purchased outright, or instead whether the purchase agreements stipulate that you may instead make periodic payments for that spectrum. We note your disclosure on page F-18 that your company "has agreed to purchase wireless spectrum licenses for $81.6 million, of which $5.4 million has been paid into escrow…." Finally, revise this section, as well as MD&A, to discuss the arrangement with Station 4 under which you will receive the right to use valuable spectrum as long as Station 4 "makes a significant contribution to the major transaction" (page F-23).

Item 1. Business, page 6

General

8.   As currently drafted, your business section is replete with detailed explanations of the products and services you plan on offering, but devoid of most of the factual disclosures about your operating subsidiaries required by Item 101 of Regulation S-K. Expand this section to include a narrative description of CYGNUS, Inquam

Broadband, and PacketVideo as required by Item 101(c) of Regulation S-K, as well as the general development of those businesses as required by Item 101(a).

9.   Please provide the disclosure with regard to revenues derived from various geographic areas, as required by Item 101(d)(1) of Regulation S-K. We note that the company has broken down its revenues by geographic area on page F-17, Note 3.

Intellectual Property, page 21

10.   Disclose the duration and effect of the trademarks and licenses that you hold pursuant to Item 101(c)(1)(iv) of Regulation S-K.

Available Information, page 28

11.   Please revise to reference the new street address of the Securities and Exchange Commission: 100 F St. NE, Washington, DC 20549.

Risk Factors, page 29

General

12.   Please avoid the generic conclusion in the captions and discussions that if a risk occurs, your business and results of operations could be adversely affected or harmed. Instead, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

13.   Several of your risk factors discuss risks that appear to be common to many companies. Please endeavor to further tailor the risk factors to your specific circumstances. For example, see "Our ability to keep pace with technological development and innovations…," on page 35. All companies in the telecommunications industry face rapid technological changes that could make their technology obsolete or cause them to lose market share. Please explain how this risk is a particular risk to you. As another example, you state on page 19 that you do not currently intend to pay dividends on your common stock. Provide more disclosure as to why you consider this a risk or delete the risk factor. As another example, many companies are reliant on key management and personnel, and could be harmed by the loss of key members of management. Please clearly discuss the reasons why your success depends on key management and personnel and why it may be difficult for you to hire and retain technically skilled workers.

"We may require significant capital to implement our business plan, but we may not be able to obtain additional financing…," page 32

14.   Clarify in this risk factor whether, in light of your recent emergence from Chapter 11, it is likely that you will find it difficult to obtain financing on terms that are comparable to your competitors.

Risks Related to Our PacketVideo Business, page 32

15.   We note the subheading beginning "Reliance on a limited number of mobile phone and device manufacturers" revenue" on page 33. Please file the contracts with customers that account for 10% or more of your segment revenues as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to do so. Also ensure that the material terms of these agreements, including the termination dates for the agreements, are discussed in the relevant section of the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

16.   Please revise to include a separate discussion in MD&A of the full fiscal year results of operations, liquidity, and capital resources of PacketVideo, CYGNUS, and Inquam Broadband, or tell us why you believe no such discussion is required by Item 303(a) of Regulation S-K.

17.   The Commission's Interpretive Release No. 33-8350, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your MD&A to address any known trends or uncertainties that could materially affect your results of operations or liquidity in the future, providing detailed and quantified disclosure to the extent practicable in place of the vague and generalized disclosure that currently appears in this section. For example, discuss and analyze the expected costs of your anticipated expansion of research and development activities. As another example, discuss how your agreement to purchase wireless spectrum licenses for $81.6 million during 2006 will impact your business, including how you intend to pay for the licenses. Similarly address the estimated increase in expenses associated with being a public reporting company.

       Detailed disclosure of the company's future liquidity requirements should also be provided, including quantified disclosure, if possible. Your liquidity section should discuss the cash requirements for implementing your business strategy. For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the expenses you expect to continue to incur in connection with your expansion plans, including expanding your research and development activities and growing your PacketVideo business, and how this strategy will affect the company's cash needs. Explain how such expansion plans will affect your capital expenditures and liquidity. Also quantify the expected amounts of capital expenditures for 2006 and clarify when you expect to begin volume sales of your chipsets and network components.

Although we give specific examples, we believe you should generally revise your Management's Discussion and Analysis and Liquidity and Capital Resources discussions, provide more specific detail, and consider the guidance in Release No. 33-8350.

Overview, page 46

18. The purpose of an Overview section is to provide investors with an executive level introduction to Nextwave, its subsidiaries, its products and services, and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. In providing this information, it is important that it not merely duplicate the detailed information provided in the Business section. Rather, the Overview section should provide investors with an executive level introduction of the economic or industry-wide factors that management views as most relevant to the company as a whole and to each of its operating subsidiaries. Also, this discussion should provide insight into challenges, risks and opportunities of which management is aware of and discuss any actions being taken to address the same. This latter point seems particularly significant given your recent acquisitions and investments, expansion strategy, and history of operating losses, to name a few. For a more detailed discussion of what is expected in this section, please refer to Release No. 33-8350.

Acquisitions and Strategic Developments, page 47

19. Disclose the identity of the "company that provides enhanced data services," specify the nature of the "enhanced data services" it provides and summarize the material terms of that acquisition.

Results for the Period from Inception (April 13, 2005) to December 31, 2005, page 48

20.   Please quantify the impact of each factor when multiple factors contribute to particular line items, including cost of revenues, general and administrative expenses and sales and marketing expenses. Stating that costs are "primarily due to . . ." may not provide your investors with sufficient understanding of the factors that impacted the particular line item. For example, disclose the portion of your general and administrative expenses attributable to compensation as compared to professional fees, facility costs, information technologies and service costs.

Liquidity and Capital Resources, page 49

21.   For ease of understanding of your company's financial condition from the period between emergence from Chapter 11 to the present, please revise MD&A to provide a breakdown indicating the amount cash that was available to the company upon its emergence from Chapter 11 compared to the consideration that has been paid, subsequent to the company's reorganization, for the acquisition of PacketVideo, CYGNUS, Inquam Broadband, an interest in Hughes Systique, and "a company that provides enhanced data services" (page 50).

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 57

22.   Identify by footnote the natural person(s) with voting and/or investment control over the shares held by Resurgence Asset Management and Midtown Acquisitions LLC.

Item 6. Executive Compensation, page 64

23.   Please revise the Summary Compensation Table to include all of the columns set forth in the sample table in Item 402(b)(1) of Regulation S-K. For further guidance, please also see Section III.A of Executive Compensation Disclosure; Securityholder List and Mailing Requests, Release No. 34-32723 (August 6, 1993) and Interpretation J.19 from the 1997 Manual of Publicly Available Telephone Interpretations.

24.   Please summarize the material terms of any employment agreements with executive officers. Also file such employment agreements as exhibits to the Form 10 as required by Item 601(b)(10) of Regulation S-K.

Director Compensation, page 69

25.   According to page F-13 of your document, the company values option or warrant awards issued to non-employees at their fair value. Please revise your discussion of the option grants to your directors to disclose the fair value of the options.

Financial Statements and Notes

Note 1. NextWave, Summary of Significant Accounting Policies and Significant Accounts

Inception of NextWave Wireless LLC, page F-7

26.   It appears that you applied SOP 90-7 in presenting fresh start financial statements of NextWave Wireless LLC ("NextWave") on April 13, 2005. If so, explain to us how you qualified for fresh start reporting under the guidance of paragraph 36 of SOP 90-7 in view of the continual ownership of NextWave by NTI shareholders after the emergence from bankruptcy.

Engineering, Research and Development, page F-10

27.   We note you disclose "technological feasibility is reached shortly before the products are available for general release to customers." Revise this policy disclosure to specifically state how you determine when technological feasibility is reached. Refer to paragraph 4 of SFAS No. 86.

Business Realignment Costs, page F-10

28.   Explain to us the facts and circumstances supporting your accrual of $7.1 million for minimum purchase obligations that will not be utilized. Tell us what items the minimum purchase obligations are for and if you are continuing to purchase them. Also, explain to us why you did not include this charge within cost of sales in your income statement.

Note 2. Business Combination, page F-15

Acquisition of PacketVideo

29.   It is difficult to understand why the PacketVideo purchase price allocation is preliminary given that the purchase was consummated on July 19, 2005. Specify in your disclosure exactly what information you are waiting for, that was available or obtainable at the acquisition date, and disclose when you expect to obtain it, and advise us.

Note 6. Commitments and Contingencies

<u>Indemnification of NextWave Telecom Inc. and Verizon Wireless Corp., page F-19</u>

30.   Explain to us your basis in GAAP for not reporting the escrow amount or the non-recourse secured notes on your balance sheet.

<u>Note 9. Unit and Stock Option Plan</u>
<u>PacketVideo 2005 Equity Incentive Plan, page F-23</u>

31.   If true, disclose in Note 9 that upon effectiveness of your Form 10 the PacketVideo outstanding options will convert into options to purchase shares of NextWave common stock, or advise us.

32.   With a view towards disclosure, explain to us how you intend to account for the conversion of the outstanding options to acquire PacketVideo common stock into equivalent options to acquire NextWave common stock.

<u>Warrants and Other Unit-Based Compensation, page F-23</u>

33.   Clearly disclose how the warrant exercise credits function and how you are accounting for them, and advise us in detail. In your response please explain your basis in GAAP for your accounting and provide specific references to the supporting accounting literature. You should specifically explain your consideration of the guidance in paragraph 12 of EITF Issue No. 00-19 when deciding how to present the warrants in your balance sheet and your consideration of the guidance in SFAS No. 133.

34.   Disclose the nature and significant terms of the advisory services agreement disclosed in the last paragraph on page F-23. Tell us if this is a related party transaction.

35.   Refer to your agreement to issue 5 million membership interests in connection with a major transaction, disclosed on page F-23. Disclose and explain to us the nature and terms of the transaction defined in the agreement that would trigger the issuance of 5 million membership interests. Explain why NextWave essentially receives the use of specified spectrum and clarify who owns the spectrum and whether NextWave will assume ownership. Disclose the fair value of the spectrum and NextWave's cost for using it. Also clarify what constitutes a significant contribution by the advisor. Tell us if this is a related party transaction and if so, disclose this information.

<u>Exhibits</u>

36.   To the extent material, please file as exhibits your agreements to acquire CYGNUS, Inquam Broadband, PacketVideo, and "a company that provides enhanced data services."

37.   Please file as an exhibit the agreement governing the services provided by Manchester Financial in connection with the acquisition of certain spectrum rights, or advise us why you do not believe you are required to do so. See Item 601(b)(10)(ii)(A) of Regulation S-K.

*   *   *   *

        As appropriate, please amend your filing and respond to our comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   · staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief

cc: Marita A. Makinen, Esq.
        Weil, Gotschal & Manges LLP
        Via Facsimile: (212) 310-8007